# ADVISORS ASSET MANAGEMENT, INC.

Financial Report

December 31, 2025

Filed as PUBLIC Information Pursuant to Rule 17a-(d)
Under the Securities Exchange Act of 1934

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**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-51509 |

**FACING PAGE**
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                      MM/DD/YY                                          MM/DD/YY

---

**A. REGISTRANT IDENTIFICATION**

NAME OF BROKER-DEALER: Advisors Asset Management, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

TYPE OF REGISTRANT (check all applicable boxes):
[X] Broker-dealer     [ ] Security-based swap dealer     [ ] Major security-based swap participant
[ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18925 Base Camp Road, Suite 203
                                                    (No. and Street)

Monument                                          CO                                 80132
        (City)                                            (State)                          (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jeff Opie                          (719) 301-6508                          jopie@aamlive.com
(Name)                          (Area Code – Telephone No.)                          (Email Address)

---

**B. ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
                                          (Name – if individual, state last, first, middle name)

1601 Wewatta Street, Suite 400                    Denver                    CO                    80202-6479
        (Address)                                            (City)                    (State)                    (Zip Code)

October 20, 2003                                                                                          34
(Date of Registration with PCAOB)(if applicable)                                          (PCAOB Registration Number, if applicable)

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5€(1)(ii), if applicable*

# OATH OR AFFIRMATION

I, __Jeff Opie__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Advisors Asset Management, Inc.__ , as of __December 31, 2025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

_____
Chief Financial Officer
Title

This filing ** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietors' equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to the possession or control requirements under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to the possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on apply agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request _confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._

**ADVISORS ASSET MANAGEMENT, INC.**

**Table of Contents**

Page(s)



Deloitte & Touche LLP
1601 Wewatta Street, Suite 400
Denver, CO 80202-6479, USA

Tel: +1 303 292 5400
www.deloitte.com

**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the shareholder and the Board of Directors of Advisors Asset Management, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Advisors Asset Management, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement present fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provide a reasonable basis for our opinion.

*Deloitte & Touche, LLP.*

February 27, 2026

We have served as the Company's auditor since 2022.

**ADVISORS ASSET MANAGEMENT, INC.**
**Statement of Financial Condition**
**December 31, 2025**

**ASSETS**

| | | |
|---|---|---:|
| Cash & cash equivalents | $ | 1,366,621 |
| Receivables: | | |
| Broker dealers | | 42,824,438 |
| Asset management | | 2,862,321 |
| UIT | | 6,530,787 |
| Other | | 35,114,236 |
| Securities owned, at fair value | | 18,942,821 |
| Furniture, equipment, leasehold improvements and internal-use software, net | | 2,841,440 |
| Lease assets | | 4,688,036 |
| Other assets | | 2,710,967 |
| Net deferred income tax assets | | 11,523,838 |
| Goodwill and intangible assets, net | | 621,359 |
| Total assets | $ | 130,026,864 |

**LIABILITIES & SHAREHOLDER'S EQUITY**

| | | |
|---|---|---:|
| Accounts payable | $ | 1,518,887 |
| Accrued expenses | | 19,184,497 |
| Securities sold, not yet purchased, at fair value | | 9,987,274 |
| Payable to broker dealers | | 62,122 |
| Lease liabilities | | 4,887,915 |
| Total liabilities | | 35,640,695 |
| SHAREHOLDER'S EQUITY | | |
| Common stock; $.01 par value; 100 shares authorized; 1 share issued and outstanding | | - |
| Additional paid-in capital | | 72,817,411 |
| Retained earnings | | 21,568,758 |
| Total shareholder's equity | | 94,386,169 |
| Total liabilities and shareholder's equity | $ | 130,026,864 |

The accompanying notes are an integral part of this financial statement.

**Note 1 -    Organization and Nature of Business**

Advisors Asset Management, Inc. ("AAM" or the "Company"), a Delaware Corporation, is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").  AAM provides fixed income security trading and support services to other broker-dealers, registered investment advisors and other institutional account holders.  In addition, AAM sponsors and distributes unit investment trusts ("UIT"), which are marketed under the name Advisor's Disciplined Trusts ("ADTs"), provides separate account management services, and distributes open- and closed-end mutual funds, separately managed accounts ("SMAs") and exchange-traded funds ("ETFs").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.  Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer, and promptly transmit all customer funds and securities to the clearing broker-dealer.  The clearing broker-dealer carries all of the accounts of the customer and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer. Certain of other business activities of the Company contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to third party marketing services and its registered investment advisor activities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company is a wholly owned subsidiary of AAM Holdings, Inc. (the "Parent").

**Note 2 -    Significant Accounting Policies**

The Company follows United States Generally Accepted Accounting Principles ("US GAAP"), as established by the Financial Accounting Standards Board (the "FASB"), to ensure consistent reporting of financial condition.

**Estimates**

The Company's financial statement is prepared in accordance with US GAAP which requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes.  These estimates and assumptions may vary from actual results.

**Cash and Cash Equivalents**

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase, other than those held for sale in the ordinary course of business.

**Receivables**

Receivables from broker-dealers are generally collected in full in the month following their accrual. UIT receivables are generated from UIT fees that are collected from the trustee of the trusts.  Asset management receivables are generated from its asset management business from creditworthy accounts.

Other receivables includes a settlement receivable entered into on March 25, 2024 with one of its former customers. This receivable will be paid over sixty months. At December 31, 2025, the remaining receivable related to this agreement was $32,213,250.

Under the Current Expected Credit Losses model ("CECL"), the allowance for losses for financial assets that are measured at amortized cost reflects management's estimate of credit losses over the remaining expected life of the

financial assets. Expected credit losses for newly recognized financial assets, as well as changes to expected credit losses during the period, would be recognized in earnings, and will generally result in earlier recognition of credit losses than in the past. Expected credit losses, on receivables will be measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount.

The Company's assets that fall under CECL are its receivables from broker dealers, asset management, UITs and a settlement receivable. The Company estimates the amount of required allowances for credit losses based upon our assessment of various factors, including historical loss rates, the age of the accounts receivable balances, the credit quality of our customers, current economic conditions, associated secured assets, and other relevant factors that may affect our ability to collect from customers. The Company's receivables are either held by the trust, fund or underlying assets in the SMA's, or are secured by assets well in excess of the cost of the receivable. At December 31, 2025, the Company did not record a credit loss for these receivables.

### Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased consist of securities underwritten by the Company or purchased in the secondary market.  They are reported in the statement of financial condition at fair value based on quoted market prices. If quoted market prices are not available, fair value is determined based on quoted market prices of similar securities or other observable inputs, such as bond spreads and credit default swap spreads. Securities sold, not yet purchased represent obligations to deliver specified securities at predetermined prices.  The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

### Derivative Financial Instruments

Derivative financial instruments ("Derivatives") used for trading purposes are carried at fair value.  Fair values for exchange-traded derivatives, primarily futures, are based on quoted market prices.  Fair values of exchange-traded futures are recorded in receivable from broker dealers on the statement of financial condition.  The Company does not consider any derivatives to be hedging instruments, as those terms are generally understood.

### Furniture, Equipment, Leasehold Improvements and Internal-Use Software

Furniture, equipment, leasehold improvements and internal-use software are recorded at cost, net of accumulated depreciation and amortization.  Depreciation is recorded on a straight-line basis over the useful life of the related asset, generally three to seven years.  Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease. Internally developed software represents internal and external costs incurred to develop internal-use software during the application development stage. Once the internal-use software is ready for its intended use, the accumulated development costs are amortized over three years.

### Goodwill

Impairment is assessed at least annually or more often upon the occurrence of an indicator of impairment.  In the event that goodwill is determined to be impaired, its carrying value will be reduced to its fair value.  No such impairment existed for the year ended December 31, 2025.

### Leases

The Company recognizes and measures its leases in accordance with FASB Accounting Standards Codification ("ASC") 842, "Leases."  The Company is a lessee in several operating leases for office space.  The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed.  The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease.  The lease liability is initially and subsequently recognized based on the present value of its future lease payments.  Variable payments are included in the future lease payments when those variable payments depend

on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus or minus any prepaid or accrued lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

**Income Taxes**

In December 2023, the FASB issued Accounting Standards Update ("ASU") 2023-09, "Income Taxes (Topic 740), Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. ASU 2023-09 became effective for annual reporting periods beginning after December 15, 2024. The Company adopted ASU 2023-09 on January 1, 2025. See Note 9 for the enhanced disclosures.

The Company is a member of a group that files consolidated tax returns. Accordingly, income taxes payable to or refundable from the tax authorities are recognized on the financial statements of the Parent, which is the taxpayer for income tax purposes. The members of the consolidated group make payments to the Parent for their allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

Income taxes are provided for the tax effects of transactions reported in the financial statement and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of assets and liabilities for financial and income tax reporting. Deferred tax assets and liabilities represent future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income, subject to a valuation allowance.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

FASB guidance requires the evaluation of income tax positions taken or expected to be taken in the course of preparing the Company's tax return to determine whether the tax positions are "more likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the "more likely-than-not" threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2025, management has determined that there are no material uncertain income tax positions. The Company files U.S. Federal tax returns as well as returns with various state and local jurisdictions. The Company generally is no longer subject to U.S. Federal, state and local tax examination by tax authorities for years prior to 2022.

**Note 3 -   Regulatory Requirements**

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), which requires the maintenance of a "minimum net capital" of the equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness" and a ratio of aggregate indebtedness to net capital that shall not exceed 15 to 1, as these terms are defined. The Rule also provides that equity capital may not be withdrawn or paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At December 31, 2025, the Company had net capital of $29,219,495, which was $27,825,943 in excess of its required net capital of $1,393,552. The Company's ratio of aggregate indebtedness to net capital was .72 to 1.

**Note 4 -    Fair Value Measurements**

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date and establishes a three-level valuation hierarchy for disclosure of fair value measurements.  The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the reported date.  Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.  The three levels are defined as follows:

Level 1 - unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 – inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair value is determined through the use of models or other valuation methodologies.  A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 – inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability.  The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the above categories based on the nature of the inputs that are significant to the fair value measurement in its entirety.  In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.  In such cases, an investment's classification within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following table sets forth by level within the fair value hierarchy the Company's financial instruments at fair value as of December 31, 2025.

| | Securities owned | Securities sold, not yet purchased |
|---|---|---|
| Measured at net asset value | | |
| Unit investment trusts | $  4,660,748 | $        23,092 |
| Level 1 | | |
| Mutual funds | 420,807 | - |
| Exchange traded funds | 115,055 | 5,224,870 |
| Common and preferred stocks | 142,219 | 70,251 |
| Total Level 1 | 678,081 | 5,295,121 |
| Level 2 | | |
| Corporate bonds | 5,091,891 | 4,642,330 |
| Municipal bonds | 7,862,791 | - |
| Asset-back securities | 135,143 | - |
| Certificate of Deposits | 197,614 | 26,731 |
| US Government and agency bonds | 316,554 | - |
| Total Level 2 | 13,603,993 | 4,669,061 |
| Level 3 | - | - |
| Total | $18,942,822 | $ 9,987,274 |

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

*Unit Investment Trusts (UITs)*:  As a practical expedient, the Company estimates the fair value of its UITs based on the net asset value per share or its equivalent.

*Mutual Funds (MFs)*:  MFs are valued based on net asset value per share.  To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy.

*U.S. Government and Agency Bonds*:  U.S. government bonds are valued using quoted market prices.  Valuation adjustments are not applied.  Accordingly, U.S. government securities are generally categorized in Level 2 of the fair value hierarchy.

*Corporate and Municipal Bonds*:  The fair value of corporate bonds is determined using recently executed transactions, market price quotations (when observable), bond spreads or credit default swap spreads obtained from independent external parties, such as vendors and brokers, adjusted for any basis difference between cash and derivative instruments.  Corporate and municipal bonds are generally categorized in Level 2 of the fair value hierarchy; in instances when prices, spreads, or any of the other aforementioned key inputs are unobservable, they are categorized in Level 3 of the fair value hierarchy.

*Asset-Backed Securities ("ABS")*: ABS may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers.  When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates.  In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity.

ABS are generally categorized in Level 2 of the fair value hierarchy.  If external prices or significant spread inputs are unobservable or if the comparability assessment involves significant subjectivity related to property type differences, cash flows, performance, and other inputs, then ABS are categorized in Level 3 of the fair value hierarchy.

*Exchange-Traded Funds, Futures Contracts and Common and Preferred Stocks*:  Exchange traded equity funds, futures contracts and equity securities are generally valued based on quoted prices from the exchange.  To the extent these securities are actively traded, they are categorized in Level 1 of the fair value hierarchy; otherwise, they are categorized in Level 2 or Level 3 of the fair value hierarchy.

*Certificates of Deposits ("CDs")*:  CDs may be valued based on price and spread data obtained from observed transactions or independent external parties such as vendors and brokers.  CDs are generally categorized in Level 2 of the fair value hierarchy.

**Note 5 -    Receivables from and Payables to Broker Dealers**

The Company's agreements with its clearing broker-dealers contain indemnification clauses.  These clauses relate to instances where the Company's customers fail to settle security transactions.  In the event this situation might occur, the Company will indemnify the clearing broker-dealers to the extent of the net loss on the unsettled trade.  At December 31, 2025, the Company had not been notified by the clearing broker-dealers, nor were they aware of any potential losses relating to this indemnification.

Receivables from and payables to broker dealers at December 31, 2025, consist of the following:

|  | Receivables | Payables |
|---|---|---|
| Cash, net of margin loans | $ 41,673,892 | $ - |
| Clearing deposits | 600,774 | - |
| Interest and dividends | 150,161 | 62,122 |
| Exchange trade futures – open trade equity | 399,611 | - |
|  | $ 42,824,438 | $ 62,122 |

**Note 6 -  Furniture, Equipment, Leasehold Improvements, and Internal-Use Software**

Furniture, equipment, leasehold improvements and internal-use software and the related accumulated depreciation and amortization at December 31, 2025 consisted of the following:

| | |
|---|---|
| Furniture | $ 976,420 |
| Office equipment | 68,607 |
| Computer equipment | 2,337,451 |
| Internal-use software and software | 3,893,955 |
| Buildings, land, and leasehold improvements | 1,142,342 |
| | 8,418,775 |
| Less accumulated depreciation and amortization | (5,577,335) |
| | $ 2,841,440 |

**Note 7 -  Related Party Transactions**

The Company entered into a Subordinated Debt ("Sub-Debt") agreement with its Parent for $10,000,000 on June 20, 2024, which is the date that FINRA approved the Sub-Debt. The Company pre-paid the Sub-Debt on October 17, 2025 with the approval from FINRA. The Sub-Debt bears had an interest rate of 7.75% and the original maturity date was June 19, 2027.

The Company entered into a Loan Participation Agreement ("Participation Agreement") with its parent for $45,000,000 on September 30, 2025, whereby the Company sold approximately 57% interest in a receivable. The Participation Agreement was sold on a non-recourse basis.

During the year ended December 31, 2025, the Company sold approximately $68,041,000 of deferred sales charge receivables related to the Company's unit investment trust business to Sterling Resources, Inc. ("Sterling"), a company that is a wholly-owned subsidiary of the Parent.

The Company is the adviser on certain mutual funds and ETFs. At December 31, 2025, the Company had a related receivable for these fees of $167,441 for mutual funds and $281,737 for ETFs, which is included in asset management receivables on the statement of financial condition.

The Company leases an office space from Base Camp Road, LLC, which is 100% owned by a wholly-owned subsidiary of the Parent.

The Company leases an office building from IH 10/FIS Building, LP, which is 100% owned by a wholly-owned subsidiary of the Parent.  The Company pays all insurance, property taxes and other expenses related to the operation and maintenance of the office building.

The Company entered into an intercompany expense agreement (the "Intercompany Agreement") with Sterling, Base Camp Road, LLC, IH 10/FIS Building, LP and its Parent (collectively, the "Affiliates").  The Company provides the

Affiliates with administrative and management services in exchange for a management fee determined in accordance with the terms of the Intercompany Agreement.

The Company's Parent is majority owned by Sun Life Financial Inc. ("Sun Life"). The Company has two ETFs that are sub-advised by two entities ("Two Affiliates") that are under common control with Sun Life. At December 31, 2025, the Company had a related payable for these fees of $34,074, which is included in accrued expenses on the statement of financial condition.

**Note 8 -   Off-Balance Sheet Risk**

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of domestic institutional and individual investors. The Company's proprietary activities and the transactions initiated on behalf of their customers are carried in accounts by and consummated through its clearing broker-dealers. In the normal course of business these activities include securities execution, settlement, custody of securities and funds and financing securities transactions, which may expose the Company to off-balance sheet risk in the event the clearing broker-dealers are unable to fulfill their contractual obligations.

The Company enters into various transactions involving derivatives, which include futures contracts. These derivative financial instruments are used to manage market risks. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates. Derivative transactions are entered into to hedge other positions or transactions. Futures contracts provide for the delayed delivery or purchase of securities at a specified future date at a specified price or yield. These futures contracts are executed on an exchange. The credit risk of exchange-traded financial instruments is reduced by the regulatory requirements of the individual exchanges. Cash settlement on futures contracts is made on a daily basis for market movements. The clearing organization acts as the counterparty to specific transactions and bears the risk of delivery to and from counterparties to specific positions. During the year ended December 31, 2025, the Company had an average monthly notional amount of approximately $2,815,000 of derivative contracts outstanding. At December 31, 2025, the Company had a notional amount of $2,600,000 outstanding in derivative contracts, which had a fair value of $12,031 and is included in receivables from broker dealers on the statement of financial condition. Futures contracts are classified as Level 1 within the fair value hierarchy.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2025 at the fair value of related securities and will incur a loss if the market value of those securities increases subsequent to December 31, 2025.

The Company has certain cash deposit accounts with financial institutions in which the balances occasionally exceed the Federal Deposit Insurance Corporation ("FDIC") insured limit. The Company has not experienced any losses in such accounts and management believes it is not exposed to any significant risk.

**ADVISORS ASSET MANAGEMENT, INC.**
Notes to Financial Statement
As of and for the Year Ended December 31, 2025

**Note 9 -   Income Taxes**

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years from the date of filing.

Significant components of the Company's net deferred income tax asset as of December 31, 2025 consist of the following:

| | |
|---|---:|
| Deferred tax assets: | |
| Share-based compensation | $    3,569,180 |
| Net operating loss | 8,035,162 |
| Accrued compensation, net | 185,593 |
| Depreciation and amortization | 369,396 |
| Lease assets | 938,750 |
| Other | 188,736 |
| | 13,286,817 |
| Deferred tax liabilities: | |
| Prepaid expenses, net | 535,100 |
| Lease liabilities | 938,750 |
| Section 174 | 159,185 |
| Goodwill and intangible assets, net | 129,944 |
| | 1,762,979 |
| Total net deferred income tax assets | $    11,523,838 |

For the year ended December 31, 2025, the Company made tax payments to the following jurisdictions:

| | |
|---|---:|
| Federal | $    2,800,000 |
| State | |
| Illinois | 167,000 |
| New Jersey | 125,000 |
| Florida | 120,800 |
| Texas | 102,000 |
| Others | 185,990 |
| Income taxes paid (net of refunds received) | $    3,500,790 |

**Note 10 -  Leases**

The Company has obligations as a lessee for office space and has classified these leases as operating leases.  These leases generally contain renewal options for periods ranging from three to five years.  Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance.  These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.
Other information related to leases as of December 31, 2025 was as follows:

| | |
|---|---|
| Weighted average remaining lease term: | |
| Operating leases | 3.3 years |
| Weighted average discount rate: | |
| Operating leases | 6.3% |

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions to ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities for the Company's operating leases as of December 31, 2025 are as follows:

| | |
|---|---:|
| 2026 | $ 1,755,899 |
| 2027 | 1,248,911 |
| 2028 | 1,128,433 |
| 2029 | 1,041,862 |
| 2030 | 376,292 |
| Total undiscounted lease payment | 5,551,397 |
| Less imputed interest | 663,482 |
| Total lease liabilities | $ 4,887,915 |

**Note 11 - Employee Retirement Plan**

The Company has a 401(k) plan that covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Company contributions may be made to the plan at the discretion of the Board of Directors, with the maximum limitation being the amount the Company can deduct for federal income tax purposes.

**Note 12 - Stock Option and Equity Compensation**

In January 2023, the Parent established the Project Monument Retention Bonus Plan (the "Retention Plan") to retain certain employees following the transaction with the Parent and Sun Life. The Parent reserved 748,000 shares of its common stock for restricted stock awards. The Administrator will administrate the Retention Plan, which includes the allocation of the awards. The restricted stock granted under the Retention Plan cliff-vest over the earlier of three years of continued service after the closing date of the transaction between the Parent and Sun Life and reaching retirement age of sixty-five years or the date Sun Life may acquire the remaining outstanding ownership interests of the Parent, which was assumed to be five years after the grant date of February 1, 2023. The Parent allocates the entire share-based compensation expense to the Company as all of those receiving the restricted stock awards are considered employees of the Company.

**Note 13 - Contingencies**

The Company is subject to certain legal, regulatory and arbitration proceedings and claims may arise from time to time in the ordinary course of business. Management is not aware of any matters that would have a material adverse effect on the financial position or results of operations of the Company.

**Note 14 - Subsequent Events**

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statement was issued. There have been no material subsequent events that occurred during such period which require disclosure in this report.